Filed Pursuant to Rule 433
Registration No. 333-179826

Term Sheet
May 13, 2014

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.125 % Medium-Term Notes, Series B due May 16, 2017
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TBH7 / US89236TBH77
Pricing Date:	May 13, 2014
Settlement Date:	May 16, 2014
Maturity Date:	May 16, 2017
Principal Amount:	$900,000,000
Benchmark Treasury:	UST 0.875% due May 15, 2017
Treasury Yield:	0.843%
Spread to Treasury:	+30 bps
Price to Public:	99.947%
Commission:	0.225%
Net Proceeds to Issuer:	99.722% / $897,498,000
Coupon:	1.125% per annum
Yield:	1.143%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 16 and November 16, beginning on November 16, 2014 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. RBS Securities Inc.
Co-Managers:	C.L. King & Associates, Inc. Great Pacific Securities Mizuho Securities USA Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#630
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp.

toll-free at 1-800-854-5674, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or calling RBS Securities Inc. toll-free at 1-866-884-2071.

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